SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 1

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DAVITA INC.
(Name of Subject Company (issuer) and Filing Person (offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

23918K 10 8
(CUSIP Number of Class of Securities)

STEVEN J. UDICIOUS
VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
DAVITA INC.
21250 HAWTHORNE BLVD., SUITE 800
TORRANCE, CALIFORNIA 90503-5517
(310) 792-2600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)

MARCH 21, 2002

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$600,000,000	$120,000

*	For purposes of calculating amount of filing fee only, this amount is based on the purchase of 24,000,000 common shares at the maximum tender offer price of $25.00 per share.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to the offer by DaVita Inc., a Delaware corporation, to purchase common shares, par value $0.001 per share. DaVita is offering to purchase up to 24,000,000 shares at a price not in excess of $25.00 nor less than $20.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. DaVita’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 21, 2002 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

In addition to the information set forth below, the information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Credit facility

To provide the financing necessary for the offer, we are currently negotiating the terms of a new senior credit facility to be provided by a syndicate of lenders with Credit Suisse First Boston as administrative agent and Bank of America, N.A. as syndication agent.

Structure

Our new senior credit facility will consist of two term loans and a revolving facility. Original principal amounts of the Tranche A loan and Tranche B loan will be up to $200 million and $800 million, respectively. The revolving facility will provide for revolving credit commitments of $150 million with a sublimit for letters of credit.

Security; Guarantees

Each of our existing direct and indirect wholly owned domestic subsidiaries and future direct and indirect wholly owned domestic subsidiaries will guarantee the obligations under our credit facility. Our credit facility and the guarantees will be secured by substantially all of our personal property and owned real property assets, including those of our guarantor subsidiaries. In addition, subject to a few exceptions, our credit facility will be secured by a pledge of our equity ownership interest in our subsidiaries.

Interest rate

In general, borrowings under our new senior credit facility will bear interest at one of two floating rates selected by us:

•
A base rate, expected to be the higher of a reference prime rate or federal funds rate, plus a margin ranging from .50% to 1.75% for borrowings under the revolving credit facility and the Tranche A facility and a margin of 2.25% for borrowings under the Tranche B facility.

•
A defined eurodollar rate, adjusted for statutory reserves, plus a margin ranging from 1.50% to 2.75% for borrowings under the revolving credit facility and the Tranche A loan and a margin of 3.25% for borrowings under the Tranche B loan.

The applicable margin used in determining the interest rate for borrowings under the revolving facility and the Tranche A loan will be based on our leverage ratio. The applicable margin used in determining the interest rate for borrowings under the Tranche B loan will be fixed for the term of the loan.

Maturity

The Tranche A loans will mature five years from closing date with principal paid quarterly pursuant to annual amortization percentages for years 1 through 5 of 15%, 20%, 20%, 20% and 25%, respectively. The Tranche B loans will mature seven years from closing with principal paid quarterly pursuant to annual amortization of 1% each year for years 1 through 5 and 47.5% for each of years 6 and 7.

Prepayments

The term loans may be fully or partially prepaid at any time without premium or penalty (except eurodollar breakage fees, if any) upon proper notice. Based upon formulas to be stated in the new credit agreement, all or a portion of the proceeds from our issuance of public debt, subordinated debt or preferred or common stock, or asset sales (that are not reinvested in our business), must be used to pay down the outstanding balances under our credit facility.

Fees

We will be required to pay the lenders under our revolving facility a commitment fee based on the daily average unused portion of the revolving credit commitments. We are also obligated to pay letter of credit fees on the aggregate stated amount of outstanding letters of credit.

Covenants

Our new senior credit facility will contain restrictive and financial covenants substantially similar to those contained in our existing credit facility. Among other things, these covenants will restrict our ability and that of our subsidiaries to:

•	Dispose of assets;

•	Incur additional debt;

•	Prepay other debt, subject to specified exceptions, or amend specified debt instruments;

•	Pay dividends;

•	Create liens on assets;

•	Issue additional equity interests of subsidiaries;

•	Make investments, loans or advances;

•	Make acquisitions or engage in mergers or consolidations;

•	Engage in transactions with affiliates;

•	Change the business conducted by us or our subsidiaries; and

•	Purchase shares of our outstanding common stock or equity interests of our subsidiaries.

In addition, our new senior credit facility will contain financial covenants that require us to satisfy, on a consolidated basis, specified financial tests including a minimum fixed charge coverage ratio, a consolidated EBITDA ratio, a minimum net worth test, a maximum senior leverage ratio and a maximum total leverage ratio.

Events of default

Our new senior credit facility will contain customary events of default that are substantially similar to our existing credit facility, including:

•	Nonpayment of principal, interest or fees;

•	Material inaccuracy of representations and warranties;

•	Violation of covenants;

•	Cross-defaults to other debt;

•	Events of bankruptcy and insolvency;

•	Employee Retirement Income Security Act of 1974 matters;

•	Material judgments; and

•	Invalidity of any guarantee or security interest.

In addition, if we or any of our subsidiaries become ineligible for participation in, or are suspended from receiving reimbursement under, Medicare or Medicaid programs resulting in a material adverse effect on our business or a decrease of more than 5% in our consolidated net operating revenues, we will be in default under our new senior credit facility.

No plans or arrangements have been made regarding the repayment of amounts to be borrowed under this facility.

ITEM 12.    EXHIBITS.

(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Stockholders from Kent J. Thiry, Chairman and CEO of DaVita, dated March 21, 2002.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(iv)	Press Release dated March 15, 2002.**

(a)(5)(v)	Summary Advertisement dated March 21, 2002.

(a)(5)(vi)	Press Release dated March 21, 2002.

(a)(5)(vii)
Pages F-1 through F-31, inclusive, of DaVita’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (incorporated by reference to DaVita’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 1, 2002).*

(b)	Not applicable.

(c)	Not required.

(d)	Not applicable.

(e)	Not required.

(f)	Not required.

(g)	Not applicable.

(h)	Not applicable.

*	Information incorporated by reference is available to the public at the Internet website maintained by the SEC at http://www.sec.gov.
**	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2002
DAVITA INC.

By:	/s/ STEVEN J. UDICIOUS
Steven J. Udicious
Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Stockholders from Kent J. Thiry, Chairman and CEO of DaVita, dated March 21, 2002.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(iv)	Press Release dated March 15, 2002.**

(a)(5)(v)	Summary Advertisement dated March 21, 2002.

(a)(5)(vi)	Press Release dated March 21, 2002.

(a)(5)(vii)
Pages F-1 through F-31, inclusive, of DaVita’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (incorporated by reference to DaVita’s Annual Report on Form 10-K filed with the SEC on March 1, 2002).*

(b)	Not applicable.

(c)	Not required.

(d)	Not applicable.

(e)	Not required.

(f)	Not required.

(g)	Not applicable.

(h)	Not applicable.

*	Information incorporated by reference is available to the public at the Internet website maintained by the SEC at http://www.sec.gov.
**	Previously filed.